Exhibit 10.2

January 23, 2006


Mr. Bart Silberman
Moonlight Graham Inc.
1001 W. 17th St. Suite E
Costa Mesa, CA  92627


Dear Bart:

Please let this letter serve as the terms of your employment with the Denim Apparel Group.

You will be paid One Hundred and Twenty-Thousand ($120,000.00) Dollars annually. Your compensation will be paid monthly on the first and the fifteenth of every month. You will receive up to Seven Hundred ($700.00) for car expenses including gas and oil. As additional consideration, you will receive Two Million Five Hundred Thousand (2,500,000) Shares of Denim Apparel Group (DPGP) which will be restricted under Rule 144.

Upon the one year anniversary of the merger, you will have the right to purchase the controlling interest in DPGP if the closing price of the common stock is not at least One (1.00) Dollar per share. This option will expire on the day following the anniversary. A bonus of ten percent of the company's net profits over sales of $5,000,000 will be paid to your annually.

Additionally, you will receive the right to purchase 500,000 shares of common stock at a fifty (50%) percent discount to the market price at the day of closing beginning one hundred and eighty days from the closing of the acquisition.

Finally, your health insurance for you and your family, approved travel expenses, and an approved office in Orange County will also be provided.

Your title will be President of Moonlight Graham Inc. and you will have creative control of the brand.

The term of this agreement will be for three years and it will be governed by the laws of the State of Nevada.


Sincerely,
DENIM APPAREL GROUP



Eric. Joffe
President